SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Gorilla Technology Group Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G4000K100

(CUSIP Number)

Sih-Ping Koh c/o Gorilla Technology Group Inc. 7F, No.302, Ruey Kuang Road, Neihu, Taipei 114720, Taiwan, R.O.C. +886 93 551 11 95
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G4000K100

1	NAME OF REPORTING PERSON Origin Rise Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Samoa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,895,591(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,895,591(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,895,591(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5%(1)(2)
14	TYPE OF REPORTING PERSON
IV

(1)	Represents 6,895,591 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of Gorilla Technology Group Inc. (the “Issuer”) held by Origin Rise Limited (“Origin”). Origin is an investment vehicle controlled by its sole director, Dr. Sih-Ping “Spincer” Koh.

(2)	The percentage reported in this Schedule 13D is based upon 72,718,474 Ordinary Shares outstanding according to the Form 6-K filed by the Issuer on July 19, 2022.

SCHEDULE 13D

CUSIP No.	G4000K100

1	NAME OF REPORTING PERSON Sih-Ping Koh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,895,591(1)
	8	SHARED VOTING POWER 6,895,591(1)
	9	SOLE DISPOSITIVE POWER 6,895,591(1)
	10	SHARED DISPOSITIVE POWER 6,895,591(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,895,591(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5%(1)(2)
14	TYPE OF REPORTING PERSON
IN

(1)	Dr. Sih-Ping “Spincer” Koh as the sole director of Origin may be deemed to share voting and dispositive power over the 6,895,591 Ordinary Shares held by Origin.

(2)	The percentage reported in this Schedule 13D is based upon 72,718,474 Ordinary Shares outstanding according to the Form 6-K filed by the Issuer on July 19, 2022.

Introduction

This Schedule 13D (this “Schedule 13D”) is filed with the Securities and Exchange Commission (the “SEC”) on behalf of (i) Origin, and (ii) Dr. Sih-Ping “Spincer” Koh, the sole director of Origin, relating to the Ordinary Shares. The pre-Transactions (as defined in Item 6) company is referred to herein as “Gorilla”.

Item 1. Security and Issuer

This Schedule 13D relates to the Ordinary Shares of the Issuer, whose principal executive offices are located at 7F, No. 302, Ruey Kuang Road, Neihu, Taipei 114720, Taiwan, R.O.C.

Item 2. Identity and Background

a)	This Schedule 13D is being filed by Origin and Dr. Sih-Ping “Spincer” Koh (collectively the “Reporting Persons”) with respect to the Ordinary Shares owned by Origin.

b)	The business address of Origin is Vistra Corporate Service Centre, Ground Floor NPF Building, Beach Road, Apia, Samoa. The business address for Dr. Sih-Ping “Spincer” Koh is c/o Gorilla Technology Group Inc., 7F-1, No. 302, Ruey Kuang Road, Neihu, Taipei 114720, Taiwan, R.O.C.

c)	Origin is a private investment vehicle. Dr. Sih-Ping “Spincer” Koh’s principal occupation is chief executive officer and director of the Issuer.

d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors).

e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	Origin is organized as a company under the laws of Samoa. Dr. Sih-Ping “Spincer” Koh is a citizen of Taiwan.

Item 3. Source and Amount of Funds or Other Consideration.

On July 13, 2022, the Issuer consummated the Business Combination (defined in Item 6 below). The Reporting Persons directly held ordinary shares of Gorilla prior to the Business Combination. Immediately upon the completion of the Business Combination, all outstanding ordinary shares of Gorilla previously held by the Reporting Persons were exchanged for Ordinary Shares in the Issuer.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

The information contained above in Item 3 of this Schedule 13D is incorporated herein by reference.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors.

Item 5. Interest in Securities of the Issuer.

(a) and (b). The aggregate number and percentage of Ordinary Shares beneficially owned by each Reporting Person are as follows:

i. Origin is the holder of record of 6,895,591 Ordinary Shares, which constitutes 9.5% of the Ordinary Shares outstanding.

ii. Dr. Sih-Ping “Spincer” Koh, as the sole director of Origin, may be deemed to share voting and dispositive power over the 6,895,591 Ordinary Shares, which are held by Origin.

(c) Information with respect to all transactions in the shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth in Item 3 and 6 incorporated herein by reference.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Business Combination

The board of directors of Global SPAC Partners Co., a Cayman Islands exempted company (“Global”), approved the business combination agreement (the “Original Business Combination Agreement”), dated as of December 21, 2021, by and among Gorilla, Global, Gorilla Merger Sub, Inc. a Cayman Islands exempted company and a direct wholly-owned subsidiary of Gorilla (“Merger Sub”), pursuant to which Merger Sub would merge with and into Global, with Global surviving the merger (the “Business Combination”). As a result of the Business Combination, and upon consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement (defined below) (the “Transactions”), Global became a wholly-owned subsidiary of Gorilla, with the security holders of Global becoming security holders of Gorilla.

On May 18, 2022, Gorilla, Global, Merger Sub, Global SPAC Sponsors LLC, a Delaware limited liability company (the “Sponsor”), in the capacity as the representative from and after the Effective Time (as defined below) for the shareholders of Global as of immediately prior to the Effective Time and their successors and assignees) in accordance with the terms and conditions of the Business Combination Agreement, Tomoyuki Nii, in the capacity as the representative from and after the Effective Time for the Gorilla shareholders as of immediately prior to the Effective Time in accordance with the terms and conditions of the Business Combination Agreement, entered into the Amended and Restated Business Combination Agreement (the “Business Combination Agreement”), amending the Original Business Combination Agreement to, among other matters, (i) place in escrow fourteen million (14,000,000) of the Ordinary Shares to be issued to the shareholders of Gorilla in the Recapitalization (subject to equitable adjustment for share splits, share dividends, combinations, recapitalizations and the like after the closing of the Transactions, including to account for any equity securities into which such shares are exchanged or converted, and together with any dividends or distributions or other income paid or otherwise accruing to such securities during the time such securities are held in escrow, “Earnout Shares”), and (ii) make such Earnout Shares contingent and only vest and be earned by the shareholders of the Issuer if certain share price maintenance and financial performance and reporting metrics are achieved by the Issuer after the closing of the Transactions, with such Earnout Shares forfeited if such metrics are not achieved.

Pursuant to the Business Combination Agreement, immediately prior to the effective time of the Business Combination (the “Effective Time”), Gorilla effected a recapitalization (the “Recapitalization”) pursuant to which (a) the preference shares of Gorilla were converted into ordinary shares of Gorilla in accordance with Gorilla’s organizational documents; (b) Gorilla effected a recapitalization of Gorilla ordinary shares so that the holders of Gorilla ordinary shares (and options to acquire Gorilla ordinary shares that are not converted to Gorilla ordinary shares in the Recapitalization) held shares (or the right to acquire shares, as applicable) valued at $10.00 per share having a total value of $650,000,000, on a fully diluted basis; and (c) with respect to outstanding options to purchase Gorilla ordinary shares, the number of Gorilla ordinary shares issuable upon exercise of such security, as a result of the Recapitalization, became converted into such number of Ordinary Shares equal to the quotient obtained by dividing (A) $650,000,000, by (B) $10.00, and subsequently dividing such quotient by (C) the sum of (i) the number of Gorilla ordinary shares then outstanding and (ii) without duplication, the number of Gorilla ordinary shares issuable upon the exercise of all outstanding options to purchase Gorilla ordinary shares.

The description of the Business Combination Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of the Business Combination Agreement is filed as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

On July 13, 2022, in connection with the closing of the Transactions, certain Gorilla shareholders, including the Reporting Persons, entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Issuer granted certain registration rights to such Gorilla shareholders with respect to the Ordinary Shares. The Registration Rights Agreement provides, among other things, certain Gorilla shareholders with certain demand rights in the event of an underwritten offering, as well as customary “piggyback” rights in the event the Issuer or any holder of the Ordinary Shares conducts a registered offering. A copy of the form of Registration Rights Agreement is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference thereto.

Item 7. Material to be Filed as Exhibits.

99.1*	Amended and Restated Business Combination Agreement, dated as of May 18, 2022, by and among Global, Gorilla, Global SPAC Sponsor LLC, as Global Representative, Tomoyuki Nii as Gorilla Representative and Merger Sub (incorporated by reference to Exhibit 2.1 of Gorilla’s Form F-4 Amendment No. 6 filed with the SEC on June 28, 2022).

99.2	Form of Registration Rights Agreement, by and between Gorilla Technology Group Inc. and the shareholders of Gorilla Technology Group Inc. party thereto (incorporated by reference to Exhibit 10.11 of Gorilla’s Form F-4 Amendment No. 6 filed with the SEC on June 28, 2022).

*	Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). The Issuer agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2022

ORIGIN RISE LIMITED

By:	/s/ Sih-Ping “Spincer” Koh
Name:	Sih-Ping “Spincer” Koh
Title:	Director

/s/ Sih-Ping “Spincer” Koh
Name: Sih-Ping “Spincer” Koh